UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934

TRUE 2 BEAUTY INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

89786A100
(CUSIP Number)

June 15, 2011
(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

❑	Rule 13d-1(b)
☑	Rule 13d-1(c)
❑	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS:
	Ironridge Global IV, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	5	SOLE VOTING POWER:

NUMBER OF		24,440,000* (See Item 4)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		24,440,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	24,440,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.99%* (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

* (See Item 4)

1	NAMES OF REPORTING PERSONS:
Ironridge Global Partners, LLC 27-4741201

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0* (See Item 4)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0* (See Item 4)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0* (See Item 4)

WITH:	8	SHARED DISPOSITIVE POWER:

0* (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0* (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0%* (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC

*Excludes shares owned by Ironridge Global IV, Ltd.  (See Item 4)

1	NAMES OF REPORTING PERSONS:
Brendan T. O’Neil

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		0* (See Item 4)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0* (See Item 4)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0* (See Item 4)

WITH:	8	SHARED DISPOSITIVE POWER:

0* (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0* (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0%* (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*Excludes shares owned by Ironridge Global IV, Ltd.  (See Item 4)

1	NAMES OF REPORTING PERSONS:
Richard H. Kreger

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		0* (See Item 4)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0* (See Item 4)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0* (See Item 4)

WITH:	8	SHARED DISPOSITIVE POWER:

0* (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0* (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0%* (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*Excludes shares owned by Ironridge Global IV, Ltd.  (See Item 4)

1	NAMES OF REPORTING PERSONS:
John C. Kirkland

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		0* (See Item 4)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0* (See Item 4)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0* (See Item 4)

WITH:	8	SHARED DISPOSITIVE POWER:

0* (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0* (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0%* (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*Excludes shares owned by Ironridge Global IV, Ltd.  (See Item 4)

ITEM 1 (a)	Name of Issuer:

True 2 Beauty Inc.

(b)	Address of Issuer’s Principal Executive Offices:

5560 East 61st Street
Los Angeles, California 90040

ITEM 2 (a)	Name of Person Filing:

This statement is filed by Ironridge Global IV, Ltd. (“IV”) with respect to shares of common stock of the issuer beneficially owned by IV, and by Ironridge Global Partners, LLC (“IGP”), and IGP’s managing members Brendan T. O’Neil, Richard H. Kreger and John C. Kirkland with respect to the shares beneficially owned by IV.

(b)	Address of Principal Business Office, or, if None, Residence:

The address of the principal business office of IV is:

Harbour House, Waterfront Drive
P.O. Box 972, Road Town, Tortola
British Virgin Islands, VG1110

The address of the principal business office of IGP, and Messrs. O’Neil, Kreger and Kirkland is:

425 California St. Suite 1010
San Francisco, California 94104

(c)	Citizenship:

IV is a British Virgin Islands business company.
IGP is a Delaware limited liability company.
Messrs. O’Neil, Kreger and Kirkland are United States citizens.

(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share.

(e)	CUSIP Number:

89786A100

ITEM 3:	If this Statement if Filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

❑	a.	Broker or dealer registered under Section 15 of the Exchange Act.
❑	b.	Bank as defined in Section 3(a)(6) of the Exchange Act.
❑	c.	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
❑	d.	Investment company registered under Section 8 of the Investment Company Act.
❑	e.	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
❑	f.	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
❑	g.	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
❑	h.	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
❑	i.	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
❑	j.	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4:	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See item 9 of cover pages.

(b)	Percent of class: See item 11 of cover pages.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of:

See items 5-8 of cover pages.

For purposes of calculating the percent of class, the reporting persons have assumed that there were a total of 220,000,000 shares of common stock outstanding, immediately prior to the issuance of shares to IV, such that the 24,440,000 shares issued to IV would represent approximately 9.99% of the outstanding common stock after such issuance.  IV may be required to return shares or be issued additional shares, based on a value of $1.1 million divided by 100% of the volume weighted average price over the period of time in which approximately three times such amount trades; but at no time may IV beneficially own more than 9.99% of the total number of shares of common stock outstanding.

IV is not a registered broker-dealer or an affiliate of a registered broker-dealer.  Voting and dispositive power with respect to shares of common stock owned by IV is exercised by David Sims, Vice President.  However, for so long as IV or any of its affiliates hold any shares of common stock of the issuer, IV and its affiliates are prohibited from, among other actions: (1) voting any shares of issuer common stock owned or controlled by IV or its affiliates, or soliciting any proxies or seeking to advise or influence any person with respect to any voting securities of the issuer; (2) engaging or participating in any actions or plans that relate to or would result in, among other things, (a) acquiring additional securities of the issuer, alone or together with any other person, which would result in IV and its affiliates collectively beneficially owning or controlling, or being deemed to beneficially own or control, more than 9.99% of the total outstanding common stock or other voting securities of the issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets, (d) changes in the present board of directors or management of the issuer, (e) material changes in the capitalization or dividend policy of the issuer, (f) any other material change in the issuer’s business or corporate structure, (g) actions which may impede the acquisition of control of the issuer by any person or entity, (h) causing a class of securities of the issuer to be delisted, (i) causing a class of equity securities of the issuer to become eligible for termination of registration; or (3) any actions similar to the foregoing.

Each of  IGP and Messrs. O’Neil, Kreger and Kirkland disclaims beneficial ownership or control of any of the securities covered by this statement.  IGP and Messrs. O’Neil, Kreger and Kirkland directly own no shares of the issuer.  However, by reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, IGP or Messrs. O’Neil, Kreger and Kirkland may be deemed to beneficially own or control the shares owned by IV.  Messrs. O’Neil, Kreger and Kirkland are each managing directors of IV, and managing directors, members and one-third beneficial owners of IGP.  IGP is a stockholder and beneficial owner of IV.

ITEM 5:	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following box:    ❑

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit 1.

ITEM 8:	Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9:	Notice of Dissolution of Group.

Not Applicable.

ITEM 10:	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2011	IRONRIDGE GLOBAL IV, LTD.

	By:	/s/ David Sims
	Name:	David Sims
	Its:	Vice President

Dated: June 15, 2011	IRONRIDGE GLOBAL PARTNERS, LLC

	By:	/s/ Keith Coulston
	Name:	Keith Coulston
	Its:	Vice President

Dated: June 15, 2011	/s/ Brendan T. O’Neil
Brendan T. O’Neil

Dated: June 15, 2011	/s/ Richard H. Kreger
Richard H. Kreger

Dated: June 15, 2011	/s/ John C. Kirkland
John C. Kirkland

EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Exhibit Stating Identity of Relevant Subsidiary per Item 7 of Schedule 13G.

EXHIBIT 2

Joint Filing Agreement among Ironridge Global IV, Ltd., Ironridge Global Partners, LLC, Brendan T. O’Neil, Richard H. Kreger and John C. Kirkland.